Exhibit 99.5

Exhibit A

GENCO RESOURCES LTD.

Amended Consolidated Balance Sheet *

As at December 31, 2004

Expressed in Canadian Dollars

	December 31,	July 31,
	2004 *	2004 *
	$	$
Assets

Current assets
Cash	-	27,879
Accounts receivable	900,107	589,868
Inventory (Note 4)	242,216	259,030
Prepaid expenses	139,810	173,294
	1,282,133	1,050,071

Long- term assets
Mineral property interests (Note5)	42,858	21,705
Investment	-	114,584
Other long term investment	5,427	-
	48,285	136,289
Capital assets
Property, Plant and Equipment net (Note 7)	10,203,998	9,784,488

	$11,534,416	$10,970,848

Liabilities

Current Liabilities
Accounts payable and accrued liabilities	1,814,927	1,715,240
Accounts payable - related parties	84,733	73,402
Current portion of long- term debt (Note 9)	601,000	664,750
	2,500,660	2,453,392
Long-term liabilities
Long term debt (Note 9)	2,954,223	3,845,473
Asset retirement obligation (Note 10)	192,387	186,424
Investor deposits	-	34,745
	3,146,610	4,066,642
Shareholders' Equity
Share capital (Note 11)	12,247,113	10,417,749
Deficit, per Exhibit "B"	(6,359,967)	(5,966,935)
	5,887,146	4,450,814

	$11,534,416	$10,970,848

Approved by the Board of Directors

"Robert Gardner" ROBERT GARDNER	"Jim McDonald"	JIM MCDONALD
SIGN (TYPED) NAME OF DIRECTOR	SIGN (TYPED)	NAME OF DIRECTOR

* Restated – See Note 16

The accompanying notes are an integral part of these financial statements

Exhibit “B”

GENCO RESOURCES LTD.

Amended Consolidated Statement of Operations and Deficit *

For the Five Months Ended December 31, 2004

	5 Months Ended	12 Months Ended
	December 31,	July 31,
	2004 *	2004 *
	$	$
Revenue	1,920,198	3,723,638
Cost of Sales	1,431,046	3,206,093
Gross Income	489,152	517,545

Operating expenses
Accounting and Legal	77,665	94,258
Advertising and promotion	10,683	7,013
Amortization	11,818	180,100
Automobile	5,022	7,760
Consulting	95,277	199,130
Foreign exchange	4,240	(78,622)
Insurance	15,195	8,429
Interest and bank charges	5,689	22,136
Management Fees	136,000	262,000
Office and miscellaneous	63,393	54,034
Regulatory fees	13,210	34,398
Rent	27,079	35,660
Telephone	8,067	18,768
Travel	103,125	142,228
Wages and benefits	95,845	228,972
	672,308	1,216,264

Net loss before other income and expenses	(183,156)	(698,719)

Other income and expenses
Accretion on long term debt	60,638	161,580
Interest Income	(451)	(1,249)
Loss on reversal of property sale (gain on sale) (Note 5)	94,583	(94,584)
Stock compensation expense (Note 11)	55,106	207,470
Total other income and expense	209,876	273,217

Net Loss	(393,032)	(971,936)
Deficit, begining	(5,966,935)	(4,994,999)
Deficit, ending, to Exhibit "A"	(6,359,967)	(5,966,935)

*Restated – See Note 16

The accompanying notes are an integral part of these financial statements

          Exhibit “C”

GENCO RESOURCES LTD.

Amended Consolidated Statement of Cash Flow *

For the Five Months Ended December 31, 2004

	5 Months Ended	12 Months Ended
	December 31,	July 31,
	2004	2004
	$	$
Cash flows from operating activities
Net income (loss) for the year	(393,032)	(971,936)
Adjustments for -
Accretion on long term debt	60,638	161,580
Amortization	110,837	180,100
Gain on disposal of property	-	(255,000)
Stock compensation expense	55,106	207,470
Shares issued for services	-	101,600
Write-down of investment	94,583	160,416
Unrealized foreign exchange gain	-	(283,249)
	(71,868)	(699,019)

(Increase) Decrease in accounts recievable	(310,239)	823,186
(Increase) Decrease in inventory	16,814	(44,691)
(Increase) Decrease in prepaid expenses	33,484	(69,984)
Increase (Decrease) in accounts payable & accrued liabilities	111,018	241,122
Change in non-cash working capital	(148,923)	949,633
	(220,791)	250,614

Cash flows from investing activities
(Increase) decrease in other long term investment	(5,427)	-
Deferred exploration and mine development costs	(439,484)	(3,883,777)
Resource properties and exploration costs	-	(1,705)
Purchase of fixed assets	(87,486)	-
	(532,397)	(3,885,482)
Cash flows from financing activities
Shares issued for cash (less cost of issue)	1,126,108	2,955,807
Investor deposit	(34,745)	34,745
	1,091,363	2,990,552

Foreign exchange translation	(366,054)	-

(Decrease) increase in cash flows	(27,879)	(644,316)

Cash - beginning of period	27,879	672,195

Cash - End of period	$-	$27,879

Supplemental Disclosure of Cash Flow Information
Interest Paid	$-	$-
Shares issued in exchange for debt	$648,150	$-

*Restated – See Note 16

The accompanying notes are an integral part of these financial statements

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

1.

General Information and Future Operations:

Genco Resources Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CAD. $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Mexico and ongoing exploration activities in the United States and Mexico.

During December 2004 the Company obtained approval from Canada Revenue Agency to change its fiscal year end to December 31. The purpose of the change is to align the year-ends of the Company and its operating Mexican subsidiaries. Hence, the financial statements were prepared for the five months August 1, 2004 to December 31, 2004 and should be read along with the audited financial statements for the twelve months ended July 31, 2004.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As at December 31, 2004 the Company has accumulated a deficit of $6,002,689 (July 2004 – 5,749,355) and a deficiency in working capital of $1,218,527 (July 2004 - $1,403,321).

The ability of the Company to continue as a going concern is dependant upon a number of factors including the Company’s ability to obtain the necessary financing through the assumption of debt and issuance of shares.  As explained in Note 15, the Company was able to raise $3,614,900 to finance ongoing operations.

2.

Significant Accounting Policies:

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

a) Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V.

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

2.

Significant Accounting Policies: (Continued)

a) Basis of Presentation (Continued)

("La Guitarra") and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

The Company is in the process of exploring mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

b) Share Option Plan

As of August 1, 2002 the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied respectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis.

d) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided for as follows:

Declining balance:

Automobile

18%

Computers

30 - 45%

Furniture and fixtures

13 - 20%

Mining equipment

13 - 30%

Straight line:

Building

36 years

Infrastructure and mine development

25 years

Leasehold improvements

5 years

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest.

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

2.

Significant Accounting Policies: (Continued)

d) Property, Plant and Equipment (Continued)

Once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.  As the Company cannot reasonably estimate mineral reserves of the mine, depletion of mine properties is charged on a straight-line basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

e) Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

f) Loss per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

2.

Significant Accounting Policies: (Continued)

h) Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.

Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue.

i) Exploration and Development Expenditures

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

j) Income and Resource Taxes

The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

k) Provision for Reclamation and Closure

On January 1, 2003 the Company adopted the standard of the CICA Handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3.

 Financial Instruments:

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, investor deposits and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values, unless otherwise noted.

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

4.

 Inventory:

	December 31, 2004 $	July 31, 2004 $
Concentrate	46,584	25,916
Parts and Supplies	195,632	233,114
	242,216	259,030

5.

Mineral Properties and Investment:

	December 31, 2004 $	July 31, 2004 $
Transvaal property	20,000	-
Oest, Nevada	22,858	21,705
	42,858	21,705

Transvaal Property - Kamloops Mining Division, BC.

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty.  The Company did not expend any funds on exploration during the year ended December 31, 2004 (July 31, 2004 - $Nil).

On April 19, 2004 the Company entered into an agreement with Getty Copper Inc. ("Getty") to sell the Company's holdings in the Kamloops Mining Division, the Transvaal Property, to Getty. The Company was to receive 458,333 shares of Getty valued at $0.60 per share as compensation and recorded a net gain on the sale of $94,584 during the year ended July 31, 2004. During the period ended December 31, 2004 the Company cancelled the agreement as Getty did not deliver the shares. The Company reversed the gain recognized on the sale and recorded the Transvaal property at its original cost prior to the cancelled transaction with Getty.

Oest Property - Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District.

6.

 Acquisition of La Guitarra:

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarra's operations have been included in the consolidated financial statements since that date. La Guitarra is an operating mine located in Mexico.

The purchase price of the transaction was US $5,000,000 (CAD. $6,996,000) and $354,091 direct costs of acquisition with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CDN $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 in cash or shares at the options of the Company on each of the first through eighth anniversaries of the closing date.

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

6.

Acquisition of La Guitarra: (Continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition in Canadian dollars based on the fair value of the consideration given.  The assets have been recorded at the fair value of the consideration given, being the market value of the shares issued plus the present value of the non-interest bearing debt discounted at an interest rate of 5% per annum.

As at August 1, 2003:

$

Current assets	1,723,000
Property, plant and equipment	5,383,260
Deferred exploration costs	524,875
Total assets acquired	7,631,135

Total liabilities assumed	(1,377,191)
Net assets acquired	6,253,944

7.

Property, Plant and Equipment:

	Cost* $	Accumulated Amortization* $	December 31, 2004 Net* $	July 31, 2004 Net* $
Plant and equipment
Automotive	69,178	23,520	45,658	50,505
Buildings	910,420	54,285	856,135	867,064
Computer equipment	36,632	20,374	16,258	21,146
Furniture and fixtures	70,436	17,610	52,826	50,804
Infrastructure and mine development	3,583,406	71,417	3,511,989	3,666,625
Mining equipment	1,052,599	192,091	860,508	883,105
Mine reclamation	186,424	6,835	179,589	-
Leasehold improvements	44,250	16,963	27,287	30,975
	5,953,345	403,095	5,550,250	5,570,224

Properties underdevelopment
San Rafael Mine, Mexico	2,550,240	–	2,550,240	2,550,240
Exploration projects, Mexico	2,007,544	–	2,007,544	1,568,060
Civil works projects, Mexico	95,964	–	95,964	95,964
	4,653,748	–	4,653,748	4,214,264
	10,607,093	403,095	10,203,998	9,784,488

*Restated – See Note 16

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

8.

Related Party Transactions:

During the five months ended December 31, 2004 the Company paid $218,059 in consulting and management fees to directors and officers (July 31, 2004: $318,000).

All sales of concentrate are to Compania Mineral Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant shareholder and creditor of the Company, Luismin S.A. de C.V.

Accounts payable to directors or officers, or companies controlled by directors or officers, or companies where directors or officers have an interest amounted to $84,733 (July 31, 2004: $122,082).

On November 3, 2004 the Company issued stock options exercisable for 50,000 common shares at $0.80 per share for a period of five years to a director of the company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

 Long Term Debt:

Pursuant to the acquisition of La Guitarra the Company agreed to pay US $4,000,000 (CDN $5,318,000) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of US $500,000 on each of the first through eighth anniversaries of the closing date. During the period ended December 31, 2004 the Company evaluated the outstanding loan balance in relation to the current Canadian dollar exchange price to the United State dollar and recorded a unrealized exchange gain of $336,054.

10.

 Provision for Reclamation and Closure:

Opening balance July 31, 2004	186,424
Accretion expense	5,963
Ending balance December 31, 2004	192,387

The total undiscounted amount of estimated cash flows required to settle the obligation at the end of the mines' estimated useful life of 25 years is $900,000 (2004 - $900,000), which has been discounted using a discount rate of 6.5%.

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

11.

 Share Capital:

a) Share Capital

Authorized:

100,000,000 common shares without par value

Issued and fully paid:

Common shares

	Number of shares	Consideration
		$
Balance July 31, 2002	4,891,481	3,871,044
Private placement net of issuance costs	4,700,000	888,880
Exercise of warrants	4,966,682	496,667
Stock compensation expense	-	488,360
Balance July 31, 2003	14,558,163	5,744,951

Private placement net of issuance costs	1,933,466	2,585,391
Issuance of share capital to acquire La Guitarra	1,380,315	1,407,921
Shares issued for service	100,000	101,600
Exercise of stock options	383,000	287,250
Exercise of warrants	371,659	83,166
Stock compensation expense	-	207,470
Balance July 31, 2004	18,726,603	10,417,749

Exercise of stock options	230,011	172,508
Issuance of shares for debt	790,427	648,150
Private placement	1,192,000	953,600
Stock compensation expense	-	55,106
Balance December 31, 2004	20,939,041	12,247,113

On July 31, 2003 the Company completed a private placement for 700,000 units at $0.72 per unit. Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $0.90 per share until July 31, 2005.

On August 1, 2003 the Company issued 1,380,315 common shares at $1.02 per share pursuant to the acquisition of La Guitarra (see Note 6).

On August 1, 2003 the Company issued 100,000 common shares at $1.02 per share as finders fees pursuant to the acquisition of La Guitarra (see Note 6).

On November 5, 2003 the Company completed a private placement for 576,000 units at $1.20 per unit. Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.30 per share until November 5, 2005.

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

11.

Share Capital: (Continued)

a) Share Capital: (Continued)

On January 2, 2004 the Company completed a private placement for 593,464 units for $1.40 per unit. Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.45 per share until January 2, 2005.

On April 23, 2004 the Company completed a private placement for 764,001 units for $1.50 per unit. Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.55 per share until April 23, 2006.

On November 17, 2004 the Company announced a private placement for 250,000 units at $0.80 per unit for total proceeds of $200,000. Each unit consists of one common share, subject to four months holding period, and one share purchase warrant exercisable to purchase one common share at $0.90 for a two-year period from the date of issuance. Subsequent to December 31, 2004, the TSX Venture Exchange approved the private placement on December 20, 2004.

b) Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 65%, an annual risk free interest rate of 3.75% and vesting over various periods from immediately to 5 years.

Share purchase options with a fair value of $55,106 were granted to non–employees and employees during the five months period ended December 31, 2004.  The compensation expense is charged to operations overt the vesting period.

A summary of the Company's options at December 31, 2004 is presented as follows:

	Shares	Weighted Average Exercise Price $
Balance July 31, 2003	1,558,000	0.75
Granted	392,000	1.35
Exercised	(383,000)	0.75
Cancelled	(25,000)	0.75
Balance July 31, 2004	1,542,000	0.92
Granted	50,000	0.80
Granted	275,000	0.85
Exercised	(230,011)	0.75
Cancelled	(170,000)	0.75
Balance, December 31, 2004	1,466,989	0.82

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

11.

Share Capital: (Continued)

c) Warrants

A summary of the Company's warrants at December 31, 2004 is presented as follows:

	Shares	Weighted Average Exercise Price $
Balance, July 31, 2003	700,000	0.90
Granted	1,933,465	1.44
Exercised	(38,333)	1.30
Balance July 31, 2004	2,595,132	1.30
Granted	1,192,000	0.90
Balance December 31, 2004	3,787,132	1.17

12.

 Basic Income (Loss) per Share:

The basic earnings (loss) per share figure has been calculated using the weighted average number of shares outstanding during the respective fiscal periods.

	Net loss $	Weighted average Shares	Per share amount $
2003
July 31, 2003	(797,337)	9,664,604	(0.08)
2004
July 31, 2004	(971,936)	17,597,632	(0.05)*
Transition Year
December 31, 2004	(393,032)	19,791,918	(0.02)*

*Restated – See Note 16

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

 13.

Income Taxes:

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided to reflect the history of no income.

The Company's future tax balances are as follows:

	December 31, 2004 $	July 31, 2004 $
Future tax asset, beginning of year	819,250	439,244
Benefit of current year's operating loss carried forward	76,000	247,223
Benefit of losses acquired from La Guitarra	-	1,549,267
Taxable temporary differences	(16,531)	(1,393,997
Benefit expired on prior year's operating loss	(23,040)	(22,487)
Future tax asset, end of year	855,679	819,250
Valuation allowance, beginning of year	819,250	439,244
Current year's provision	36,429	380,006
Valuation allowance, end of year Balance	855,679	819,250
Balance	-	-

The Company has accumulated non-capital losses in Canada of $ 1,515,364 for income tax purpose, which, may be deducted in the calculation of taxable income in future taxation years. The losses expire as follows:

$

2006	77,105
2007	78,933
2008	86,180
2009	95,951
2010	305,000
2011	872,195
1,515,364

The Company had non-capital losses available for tax purposes in Mexico of $5,038,267 that expire from 2004 to 2014.

14.

Subsequent Events:

On February 23, 2005 the Company announced a private placement of up to 5,375,000 units at $0.80 each for total proceeds of $4,300,000. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant is exercisable to one common share at $0.90 for a period of two years. Proceeds from the private placement will be used to fund development and exploration projects at the Company’s wholly owned La Guitarra mine and working capital. The Company will pay Union Securities International $8,000 in finder’s fee per agreement. On April 13, 2005 the Company announced it had closed the private placement after placing 4,518,625 Units for gross proceeds of $3,614,900 CDN.

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

15.

Restatement– Acquisition of La Guitarra:

On August 1, 2003 the Company acquired 100% of the issued and outstanding shares of La Guitarra Compania Minera, S.A. de C.V.  (“La Guitarra”), a company incorporated in Mexico whose only asset is an operating mine and concessions in the Temascaltepec Mining District of Mexico.  Total consideration for the company was US $5,000,000 comprised of the issuance of 1,380,315 common shares of the Company valued at CDN $1,407,921 and the assumption of a non-interest bearing promissory note of US $4,000,000 payable in equal payments of US $500,000 for eight years.

To account for the purchase, the Company considered the CICA Handbook Section 1581.21 and 1581.22:

“Assets acquired and liabilities assumed in a business combination should be measured initially based on the cost of the purchase to the acquirer, determined as of the date of the acquisition.”

“The cost of the purchase to the acquirer should be determined by the fair value of the consideration given or the acquirer’s share of the fair value of the net assets or equity interests acquired, which ever is more reliably measurable.”

Based on this accounting pronouncement, the Company recorded the acquisition of the La Guitarra shares at the fair value of the assets acquired as it was determined at that time that those values were more reliably measured than the fair value of the shares and the non-interest bearing debt given.  After considerable review, the Company has now determined that the fair value of the shares and the non-interest bearing debt was more reliably measurable of the cost of the purchase as the only variable determinant was the fair value of the non-interest bearing debt and the selection of an effective interest rate.  The fair value of non-interest bearing debt is calculated as the present value of the future payments based on an effective interest rate equal to the Company’s normal cost of borrowing.  The Company has determined that its effective cost of borrowing, the interest rate that it could have paid had it incurred normal debt, would have been 5% per annum.

The Company originally recorded the cost of the acquisition at $7,366,703, which was the fair value of the net assets acquired, and was the basis of the negotiated purchase price.  Based on the fair value of the shares and the fair value of the non-interest bearing debt, the cost of the purchase should have been recorded at $6,253,944, a difference of $1,112,759.  Accordingly, the accounting for the acquisition has been revised in that the debt and the assets have been reduced by $1,112,759 and the corresponding depreciation on the assets acquired has also been reduced.

Since the debt is recorded at its fair value but must be repaid over 8 years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value.  Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method.  The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

15.  Restatement– Acquisition of La Guitarra: (Continued)

The following presents the effect on the Company’s previously issued financial statements for the years ended July 31, 2004 and December 31, 2004:

Balance sheet as at December 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	11,213,053	(1,009,055)	10,203,998
Total Assets	12,543,471	(1,009,055)	11,534,416
Long-term debt	3,606,000	(651,777)	2,954,223
Total liabilities	3,798,387	(651,777)	3,146,610
Deficit	6,002,689	(357,278)	6,359,967

Balance sheet as at July 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	10,809,845	(1,025,357)	9,784,488
Total Assets	11,996,205	(1,025,357)	10,970,848
Long-term debt	4,653,250	(807,777)	3,845,473
Total liabilities	4,874,419	(807,777)	4,066,642
Deficit	5,749,355	(217,580)	5,966,935

Statement of operations for the year ended December 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	1,448,782	(17,736)	1,431,046
Gross profit	471,416	17,736	489,152
Amortization	128,573	(17,736)	110,837
Foreign exchange (gain)	(92,556)	96,796	4,240
Accretion expense	-	60,638	60,638
Net Income (loss)	(253,334)	(139,698)	(393,032)
Earnings per share	(0.01)	(0.01)	(0.02)

Deficit, beginning	(5,749,355)	(217,580)	(5,966,935)
Deficit, ending	(6,002,689)	(357,278)	(6,359,967)

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

15.  Restatement – Acquisition of La Guitarra: (Continued)

Statement of operations for the year ended July 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	3,396,338	(42,723)	3,353,615
Gross profit	327,300	42,723	370,023
Amortization	222,823	(42,723)	180,100
Foreign exchange (gain)	(177,345)	98,723	(78,622)
Accretion expense	-	161,580	161,580
Net Income (loss)	(971,936)	217,580	(754,356)

Deficit, beginning	(4,994,999)	–	(4,994,999)
Deficit, ending	(5,749,355)	(217,580)	(5,966,935)

  Statement of cash flows for the year ended December 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	(253,334)	(139,698)	(393,032)
Amortization	128,573	(17,736)	110,837
Accretion	–	60,638	60,638
Shares issued for debt	648,150	(648,150)	–
Cash flows used in operating activities	524,155	(744,946)	(220,791)
Increase (decrease) in long-term debt	(1,111,000)	(1,111,000)	–
Cash flows from financing activities	(19,367))	1,111,000	1,091,363
Foreign currency translation	–	(366,054)	(366,054)
Net (Decrease) Increase in Cash	(27,879)	–	(27,879)

          Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

December 31, 2004

  Statement of cash flows for the year ended July 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	(754,356)	(217,580)	(971,936)
Amortization	222,823	(42,723)	180,100
Accretion	–	161,580	161,580
Cash flows used in operating activities	349,337	(98,723)	250,614
Purchase of capital assets	(293,111)	(3,590,666)	(3,883,777)
Propertied under development	(3,689,389)	3,689,389	–
Cash flows (used) in investing activities	(3,984,205)	98,723	(3,885,482)
Cash flows from financing activities	2,990,552	–	2,990,552
Net (Decrease) Increase in Cash	(644,316)	–	(644,316)

Genco Resources Ltd.

Amended - Management’s Discussion and Analysis of Financial Condition and Results of Operations

April 17, 2006

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company”) should be read in conjunction with the accompanying amended audited consolidated financial statements for the year ended December 31, 2004 and the amended audited financial statements for the year ended July 31, 2004, which are available on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP).  All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

This MD&A contains historical information and statements that are forward-looking within the meaning of the Private Securities and Litigation Reform Act of 1995 or are based on an assumed course of action and economic conditions.  There is risk that actual events and results will differ from those projected in this discussion due to Risks and Uncertainties discussed in this MD&A or unforeseen circumstances.

Overview

Prior to the fiscal year ended July 31, 2003 the Company had no producing assets or significant revenues.  On August 1, 2003 the Company entered into an agreement with Luismin S.A. de C.V. to purchase La Guitarra Compania Minera S.A. de C.V. (La Guitarra), a producing silver/gold mine located in central Mexico, and all its assets for US$5,000,000 with consideration being an initial payment of US$1,000,000 of Genco Resources Common Shares and payments of US$500,000 payable on the first through eighth anniversaries.  All payments are payable in cash or Genco Resources Common Shares at the discretion of the Company.  Genco issued 1,380,315 common shares at $1.02 per share as the down payment for the La Guitarra purchase.  During the most recently completed financial year the Company issued 790,427 common shares to Lusimin for the first annual payment.

On December 10, 2004 the Company announced it would change its year end from July 31 to December 31 effective December 31, 2004.  Approval was sought and received for the change from the Canada Revenue Agency and the British Columbia and Alberta Securities Commissions.  The reason for this change is to align the year-ends of Genco and its operating subsidiaries in Mexico.  Management anticipates the move will simplify accounting and reduce costs.  As a result of the change the Company is reporting a, one time, five month transition year covering the period August 1, 2004 to December 31, 2004.  This transition year covers 5 not 12 months and Management would like to remind the reader to keep this in mind when comparing financial results.

Overall Performance

At La Guitarra the Company has initiated a program of exploration and development with the goal of sustainable increases in production to better utilize the existing mill and infrastructure. During the year beginning August 1, 2004 and ending December 31, 2004 La Guitarra milled 17,821 tonnes of ore with an average head grade of 511 silver equivalent g/tonne and produced 245,859 silver equivalent ounces, consisting of 111,175 ounces of silver and 2,216 ounces of gold.  The average realized price per ounce of silver was US$6.98, and the average realized price per ounce of gold was US$424.26.  During the year beginning August 1, 2004 and ending July 31, 2004 La Guitarra milled 41,084 tonnes of are with an average head grade of 447 silver equivalent g/tonne and produced 478,966 silver equivalent ounces.  Averaged realized prices for the year ended July 31, 2004 were US $6.01 per ounce of silver and US $393.25 per ounce of gold.

During the five month year the Company invested in over 269 meters of ramp enlargement and development to access and open ore faces in the San Rafael Zone.  Commencing in October of 2004 the Company began processing limited quantities of development ore from the San Rafael Zone.  In January of 2005 sufficient development had been completed in San Rafael to allow limited production with the zone supplying approximately 15%-20% of the processed ore.  The Company continues to work in the area to increase production and define the size of the ore body.

During fiscal 2005 the Company expects that La Guitarra will require continued investment in infrastructure, development and exploration in order to achieve the goal of sustainable production increases.  The Company is unable to predict the exact amount of funding which will be required or the exact time period for which further funding will be required due to the volatility of commodity prices and exchange rates, and uncertainty over the success of future exploration. In addition, the Company faces uncertainties and variables common to resource companies operating in foreign jurisdictions.

Through its wholly owned, subsidiary Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, the Oest Property.  During the year ended December 31, 2004 the company expended $1,153 related to these claims.  The Company currently does not have any plans to explore or develop the Oest Property, but will maintain the claims in good standing for future exploration or development.

The Company maintains crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property.  During the year ended December 31, 2004 the Company expended $0 maintaining these claims.  At this time the Company has no plans to develop the Transvaal Property, but will maintain the claims in good standing for future exploration.

Results of Operations for the Years Ended December 31, 2004, July 31, 2004

	December 31,	July 31,	July 31,
	2004	2004	2003
	(5 month year)
	$	$	$
Total revenue	1,920,198	3,723,638	-
Operating profit	489,152	370,023	-
General & Administration	(672,308)	(1,068,742)	(309,907)
Income before extraordinary items	(183,156)	(698,719)	(309,907)
Loss per-share	(0.01)	(0.04)	(0.02)
Loss per-share fully diluted	(0.01)	(0.04)	(0.02)
Extraordinary items	(209,876)	(273,217)	-
Net Income	(393,032)	(971,936)	(797,337)
Net loss per-share	(0.02)	(0.06)	(0.02)
Net loss per-share fully diluted	(0.03)	(0.05)	(0.02)

Total Assets	11,534,416	10,970,848	1,141,345
Total long-term liabilities	3,146,610	4,066,642	-

As of August 1, 2002 the Company adopted the standard CICA Handbook, Stock-based Compensation and Other Stock-based Payments, which has been applied prospectively.  All stock-based awards made to non-employees and employees are recognized and measured using the fair value method at the date of grant.  The Company uses the Black-Scholes Model to estimate fair value.  The Company records options as an expense over the life of the option.  During the year ended December 31, 2004 the Company recorded a stock-based compensation expense of $55,106 (July 31, 2004; $207,470).

Results for the five month year ended December 31, 2004 were significantly different than those of the previous financial year due to the significantly shorter timer period.  For the period the Company recorded sales of $1,920,198 (July 31, 2004; $3,723,638), cost of sales of $1,431,046 (July 31, 2004; $3,206,093) and gross income from operations of $489,152 (July 31, 2004; $517,545).  The Company posted a loss of $393,032 or $0.02 per share an improvement over the year ended July 31, 2004 ($971,936; $0.06).

Total assets totalled $11,534,416, an increase of $563,568 over the year ended July 31, 2004. The asset growth reflects the ongoing development of the new San Rafael Mine.  During the year current assets increased to $1,282,133 (July 31, 2004; $1,050,071) the working capital deficiency decreased to $1,218,527 (July 31, 2004; $1,403,321).  Current liabilities increased $47,268 over the five month year to stand at $2,500,660 on December 31, 2004 while long term liabilities decreased $920,032 to $3,146,610.

During the year ended December 31, 2004 cash flows used in investing activities decreased to $532,397 (July 31, 2004; $3,885,482) with the funds coming from financing activities, operations and cash. These funds were primarily used for exploration and development work and equipment replacement at La Guitarra.

Summary of Quarterly Results

The following table summarizes selected financial information for the company for each of the last eight completed fiscal quarters.

	December 31,	October 31,	July 31,	April 30,
	2004*	2004	2004	2004
	$	$	$	$

Total revenue	661,975	1,258,223	536,938	1,196,814
Operating profit	276,679	265,979	(259,006)	190,349
General & Administration	(340,089)	9,690	(425,901)	(392,003)
Gain (loss) before extraordinary items	(63,410)	275,669	(684,907)	(201,684)
Basic gain (loss) per-share	(0.02)	0.01	(0.04)	(0.01)
Fully diluted (loss) per-share	(0.02)	0.01	(0.04)	(0.01)
Extraordinary items	(117,662)	(68,039)	(407,253)	255,000
Net gain (loss)	(181,072)	207,630	(1,092,160)	53,316
Net gain (loss) per-share	(0.03)	0.01	(0.06)	0.00
Net gain (loss) per-share fully diluted	(0.03)	0.01	(0.05)	0.00

Total Assets	11,534,416	11,067,292	10,970,848	10,688,817
Total long-term liabilities	3,146,610	3,111,741	4,066,642	3,761,399

	January 31,	October 31,	July 31,	April 30,
	2004	2003	2003	2003
	$	$	$	$

Total revenue	1,111,664	878,232	-	680
Operating profit	342,076	96,604	-	680
General & Administration	(237,497)	(134,275)	(309,907)	(131,215)
Gain (Loss) before extraordinary items	104,579	(37,671)	(309,907)	(130,535)
Basic gain (loss) per-share	0.01	-	(0.02)	(0.01)
Fully diluted (loss) per-share	0.01	-	(0.02)	(0.01)
Extraordinary items	-	-	-	680
Net gain (loss)	104,579	(37,671)	(797,337)	(130,535)
Net gain (loss) per-share	0.01	-	(0.02)	(0.01)
Net gain (loss) per-share fully diluted	0.01	-	(0.02)	(0.01)

Total Assets	9,123,427	8,703,543	1,141,345	1,141,345
Total long-term liabilities	3,709,008	3,655,452	-	-

*The Quarter ended December 31, 2004 represents a 2 month period as part of the transition year required to change the financial year end from July 31 to December 31.

Revenues represent the recognition of revenues from operations at La Guitarra. Revenue is recognized net of refining and treatment charges.  As indicated by the chart, prior to the purchase of La Guitarra the Company recognized no significant revenues.  Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the American Dollar, and the Mexican Peso.  See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements.

Operating profit is equal to the total revenues less the direct mine operating expenses.  General and administration costs include all costs incurred directly by Genco and costs associated with the administration of La Guitarra and Rule Nevada.  General and administration expenses for the five month year ended December 31, 2004 were $672,308 (July 31, 2004; $1,216,264) and for the two months ended December 31, 2004 totalled $681,998 During the past five quarters Company administrative expenses have increased due to the pursuit of business opportunities, financings, and the administration of La Guitarra.

The Company elects to expense stock options over the life of the option.  Stock option expenses are recorded as extraordinary items.

It is important when considering the results for the most recently completed quarter to note that it covers a two month period rather than the normal three month period. For the period ended December 31, 2004 the Company had revenues of $1,920,198, cost of sales of $1,431,046 and gross income of $489,152.  Revenues during the period were lower than in preceding quarters as a result of the shorter period and normal delays in payments for concentrate at calendar year end.

Liquidity and Capital Resources

On December 31, 2004 the Company had no significant cash reserves, current assets of $1,282,133, an increase of $232,062 from the start of the year and the Company had a deficiency in working capital of $1,218,527 (July 31, 2004; $1,406,321) an improvement of $184,794.  Subsequent to December 31, 2004 the Company completed a private placement of 4,518,625 units for gross proceeds of $3,614,900.  The proceeds of this private placement will be used for working capital and projects at La Guitarra.

Upon completion of detailed planning and budgeting for La Guitarra the Company may need to raise additional funds to realize its goals.  At this time the Company does not know of any demands, commitments, or events in the foreseeable future which will materially affect its liquidity.  As in many small resource companies cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support  planned exploration and development work the Company may be required to look for alternate sources of financing.  No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

During the year ended December 31, 2004 consulting and management fees paid to directors and officers of the Company amounted to $218,059 (July 31, 2004; $318,000).

All sales of mineral concentrate are to Compania Mineral Pena de Bernal S.A. de C.V., a wholly owned subsidiary of Luismin S.A. de C.V., a significant shareholder and creditor of the company.

Accounts payable to directors or officers, or companies controlled by directors or officers, or companies where directors or officers have an interest amounted to $84,733 (July 31, 2004: $122,082).

The following stock options were granted to directors and officers of the Company during the year:  on August 1, 2004, 50,000 five year options priced at $0.85 were granted to an officer of the Company, on November 3, 2004, 75,000 five year options priced at $0.80 were granted to a director of the Company and on November 17, 2004, 200,000 five year options priced at $0.85 were granted to a consultant to the Company.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in note 2 to its consolidated financial statements.  In the preparation of its consolidated financial statements the Company uses Canadian generally accepted accounting principles, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  These estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from the estimates.

Disclosure of Outstanding Share Data

The Company has 100,000,000 shares of common stock authorized, of which 20,939,041 were outstanding on December 31, 2004.  On December 31, 2004 the company had 1,466,989 options outstanding and 3,787,132 warrants outstanding, each exercisable into one common share.

Risks and Uncertainties

Genco derives all its revenues from the sale of silver and gold.  Company revenues are dependant on the realized price for silver and gold, which are beyond the Company’s control, and can fluctuate widely, often over short time periods.  Fluctuating metals prices effect not only revenues, but can also affect project planning and budgeting as well as the viability of resource projects.

The Company is also exposed to currency risk.  The Company reports in Canadian dollars, but most of its costs are incurred in Mexican pesos or US dollars, and all sales are in US dollars.  The Company may experience gains or losses due to fluctuations in exchange rates, which are beyond its control.

Due to the nature of the Company’s business and the location of its main asset the Company is exposed to political and country risk.  Potential risks include, but are not limited to, changing regulations, increases or changes in royalty or tax structures, expropriation or nationalization, changes in import and export regulations, terrorism, corruption, and currency controls.

The Company also faces environmental risk.  Mining is subject to extensive environmental laws and regulations, which often change over time.  While the Company strives to maintain its operations in compliance with all applicable laws there are no assurances that the Company is in compliance with all laws and regulations or that new laws or regulations will not be introduced which the Company may not be in compliance with or that complying with new laws or regulations will not have a negative impact on the Company’s financial condition.  The Company currently makes provisions for reclamation, but there are no assurances that these provisions will be sufficient to cover future obligations.

Other risk factors facing the Company include those risk factors common to the mining industry, such as the ability to economically develop new mineral reserves and resources, and those risk factors facing small resource companies, such as the ability to attain capital for exploration and development at terms acceptable to the Company.

Outlook

The Company continues to aggressively pursue the acquisition of producing or near production stage assets.  Management is confident that demand for gold and silver will lead to continued price support in the short to medium term. By focusing on Mexico, the Company feels it will be able to benefit from any US Dollar appreciation in the price of silver and gold while the strong positive correlation between the US Dollar and Mexican Peso will provide protection from rising real costs.

At La Guitarra the Company plans to continue to increase production in the San Rafael Zone and maintain production near current levels in the La Guitarra mine.  It is expected by the end of the third quarter production will increase from the current 140 tonnes per day to 180 tonnes per day, and production will reach 210 tonnes per day near the end of the year.

The Company is encouraged by improved grades from development ore from La Guitarra, and believes that continued development in San Rafael combined with planned exploration and development in fiscal 2005 will lead to improved production volumes and grades, reduced costs, increased cash flow and profitability.  Investment in La Guitarra should create a platform for growth through further development of existing assets and through acquisition.

Form 52-109FT1 – Certification of Annual Filings during Transition Period

I, Robert Gardner, Chairman of the Board of Genco Resources Ltd., certify that:

1.

I have reviewed the amended annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genco Resources Ltd., (the Issuer) for the annual period ending December 31, 2004;

2.

Based on my knowledge, the amended annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended annual filings; and

3.

Based on my knowledge, the amended annual financial statements together with the other financial information included in the amended annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the amended annual filings.

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be       designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the amended annual filings are being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the amended annual filings and have caused the issuer to disclose in the amended annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the amended annual filings based on such evaluation.

Date:  April 17, 2006

“Robert Gardner”

________________________________

Robert Gardner, Chairman of the Board

Form 52-109FT1 – Certification of Annual Filings during Transition Period

I, Wayne Moorhouse, CFO of Genco Resources Ltd., certify that:

1.

I have reviewed the amended annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genco Resources Ltd., (the Issuer) for the annual period ending December 31, 2004;

2.

Based on my knowledge, the amended annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended annual filings; and

5.

Based on my knowledge, the amended annual financial statements together with the other financial information included in the amended annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the amended annual filings.

6.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be       designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the amended annual filings are being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the amended annual filings and have caused the issuer to disclose in the amended annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the amended annual filings based on such evaluation.

Date:  April 17, 2006

“Wayne Moorhouse”

__________________________

Wayne Moorhouse, CFO